UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 11, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         KPN ICT Services B.V. recommended cash offers for all ordinary shares in the capital of Getronics N.V. and all convertible bonds convertible into ordinary shares in the capital of Getronics N.V., dated September 11, 2007.

This is a joint press release of KPN ICT Services B.V. and Getronics N.V. which is required pursuant to the provisions of article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995). This press release is not for release, distribution or publication, in whole or in part, in or into the United States of America, Canada, Australia, Japan and Italy. The offers for ordinary shares and convertible bonds of Getronics N.V. are not made in or into the United States of America, Canada, Australia, Japan and Italy.

The Hague, Amsterdam, 11 September 2007

KPN ICT Services B.V. recommended cash offers for all ordinary shares in the capital of Getronics N.V. and all convertible bonds convertible into ordinary shares in the capital of Getronics N.V.

Offer memorandum available

Key highlights

•                  Cash offer for all ordinary shares in the capital of Getronics N.V. for an offer price of EUR 6.25 per share, inclusive of any dividend payable for the financial year 2007;

•                  Cash offers for all bonds due 2008, bonds due 2010 and bonds due 2014 for an offer price per bond of EUR 1,040, EUR 50,500 and EUR 52,500 respectively, plus accrued interest up to the settlement date;

•                  The acceptance period commences at 09:00 hours, Amsterdam time, on 12 September 2007 and will end at 15:00 hours Amsterdam time on 12 October 2007;

•                  Getronics N.V. will convene an extraordinary general meeting of shareholders to which the bondholders will also be invited on 2 October 2007 to explain and discuss the offers;

•                  The management board and the supervisory board of Getronics N.V. support the offers and unanimously recommend the offers to the shareholders and bondholders, respectively, for acceptance; and

•                  The conditions to the offers include an acceptance level of at least 80% of all ordinary shares on a fully diluted basis, excluding dilution from conversion of the bonds due 2008, the bonds due 2010 and the cumulative preference shares respectively.

Following the press releases of 30 July 2007 and 29 August 2007, KPN ICT Services B.V. (the “Offeror”), a directly wholly owned subsidiary of Royal KPN N.V. (“KPN”), and Getronics N.V. (“Getronics”) jointly announce that the Offeror is making a cash offer (“Offer I”) for all issued and outstanding ordinary shares with a nominal value of EUR 0.28 each in the capital of Getronics (the “Shares”). Further the Offeror makes public cash offers for all outstanding unsubordinated convertible bonds 2008 (“2008 Bonds”), all senior unsecured convertible bonds 2010 (“2010 Bonds”) and all senior unsecured convertible bonds 2014 (“2014 Bonds” together with the 2008 Bonds and the 2010 Bonds, “Bonds”) in the capital of Getronics (respectively “Offer II”, “Offer III”, “Offer IV”). Offer I, Offer II, Offer III and Offer IV (collectively the “Offers”) are supported by the management board and the supervisory board of Getronics and both boards unanimously recommend the holders of Shares (“Shareholders”) and the holders of Bonds (“Bondholders”) to accept the Offers. Shareholders tendering their Shares will, subject to the Offers being declared unconditional, (gestand worden gedaan), be paid EUR 6.25 per Share in cash inclusive of any dividend payable for the financial year 2007 (“Offer Price per Share”). Bondholders tendering their 2008 Bonds, 2010 Bonds or 2014 Bonds will, subject to the Offers being declared unconditional (gestand worden gedaan), be paid EUR 1,040 (the “Offer Price per 2008 Bond”), EUR 50,500 (the “Offer Price per 2010 Bond”) or EUR 52,500 (the “Offer Price per 2014 Bond”) respectively, in each case plus accrued interest up to the settlement date in cash per Bond. Reference is made to advertisement published in the Daily Official List and Het Financieele Dagblad today.

The Shares and 2008 Bonds are listed on Euronext Amsterdam N.V.’s Eurolist by Euronext (“Euronext Amsterdam”). The 2010 Bonds and 2014 Bonds are listed on the Euro MTF Market by Luxembourg Stock Exchange. The requirements of Dutch public offer regulations do not apply to the 2010 Bonds and the 2014 Bonds.

Offer memorandum

The Offers are made on the terms of and subject to the conditions and restrictions as set out in the offer memorandum dated 11 September 2007 (the “Offer Memorandum”). Shareholders and Bondholders should carefully read the Offer Memorandum including all of the terms, conditions and restrictions, and where required they should render for independent advice. The Offer Memorandum is available as of 11 September 2007 on the terms as described hereunder.

Extraordinary general meeting of Shareholders

The Offers will be discussed during an extraordinary general meeting of Shareholders (“EGM”), to which also Bondholders will be invited, by the management board and the supervisory board of Getronics, in compliance with the provisions of article 9q of the Dutch Securities Markets Supervision Decree 1995 (Besluit toezicht Effectenverkeer 1995) (“Bte”). This meeting will be held at the World Trade Center Amsterdam, Piccadilly Circus (hall 1), Strawinskylaan 1, 1077 XW in Amsterdam, on 2 October 2007 at 10:30 hours (Amsterdam time). Further details will be made available on www.getronics.com.

Acceptance period of the Offers

Shareholders and Bondholders may tender their Shares and Bonds, respectively, from 12 September 2007 9:00 hours Amsterdam time until 12 October 2007 15:00 hours Amsterdam time (the “Acceptance Period”), subject to extension of the Acceptance Period in accordance with article 9o paragraph 5 Bte by the Offeror in accordance with the Offer Memorandum. Ultimately on the fifth trading day after the end of the Acceptance Period, the Offeror will announce whether the Offers are declared unconditional, unless the Acceptance Period has been extended.

Extension

The Offeror may extend the Acceptance Period one or more times if one or more of the offer conditions is not fulfilled as set out in the Offer Memorandum. Ultimately on the third trading day after the end of the Acceptance Period at 15.00 hours Amsterdam time, a public announcement shall be made whether the Acceptance Period will be extended, in accordance with the article 9o paragraph 5 Bte. During such an extension of the Acceptance Period, the Offers will remain valid for all previous tendered and not withdrawn Shares and Bonds.

Acceptance by Shareholders and Bondholders

Shareholders and Bondholder who hold their Shares or Bonds through a bank or (stock)broker are requested to make their acceptance of the Offers known, taking into account the Acceptance Period, via their bank or (stock)broker, to ING Bank N.V., ING Wholesale Banking Securities Services, department Paying Agency Services (BV 06.01), Van Heenvlietlaan 220, 1083 CN Amsterdam, The Netherlands (the “Exchange Agent”).

Admitted institutions of Euronext Amsterdam (“Admitted Institutions”) may tender their Shares and 2008 Bonds only by fax (+31 20 797 9607), followed by a written confirmation, to the Exchange Agent.

Admitted institutions of Luxembourg Stock Exchange (“Direct Participants”) may tender their 2010 Bonds and 2014 Bonds with an acceptance notice (via the relevant clearing system) to the Exchange Agent. The acceptance notice will be distributed by the Exchange Agent through the relevant clearing system.

In submitting the acceptance, the Admitted Institutions declare that they have the tendered Shares and/or 2008 Bonds in their administration, and they undertake to transfer these Shares and/or 2008 Bonds to the Offeror, provided that the Offers have been declared unconditional.

In submitting the acceptance, the Direct Participants declare that they have the tendered 2010 Bonds and/or 2014 Bonds in their administration, and they undertake to transfer these 2010 Bonds and/or 2014 Bonds to the Offeror (through the relevant clearing system), provided that the Offers have been declared unconditional.

Shareholders who are individually recorded by name in the shareholders register of Getronics wishing to accept Offer I in respect of such Shares, must deliver a completed and signed acceptance form to the Exchange Agent, in accordance with the terms and conditions of Offer I not later than at 15:00 hours, Amsterdam time, on 12 October 2007, unless the Acceptance Period is extended. Upon request, the acceptance forms are available from the Exchange Agent. The acceptance form will serve as a deed of transfer (akte van levering) with respect to the Shares referenced therein.

Declaring the Offers unconditional

The Offers shall be subject to the fulfilment of the offer conditions including, but not limited to, the commitment of the Offeror to declare the Offers unconditional if to the satisfaction of the Offeror the number of Shares tendered, together with the Shares hold by Royal KPN N.V. and its affiliates (as described in article 2:24b of the Dutch Civil Code; including the Offeror) directly or indirectly at the end of the Acceptance Period, represent at least 80% of all Shares on a “fully diluted” basis, excluding dilution from the conversion of respectively 2010 Bonds, 2014 Bonds and cumulative preference shares, unless the Offeror waives this condition (whereby, in the event less than 50% plus 1 Share have been tendered, the Offeror requires the consent of Getronics for such waiver) on or prior to the last day of the Acceptance Period or the last day of the extended Acceptance Period.

The Offeror will determine by no later than 15:00 hours Amsterdam time on the fifth trading day following the last day of the Acceptance Period or the fifth trading day following the last day of the extended Acceptance Period, whether the conditions of the Offers have been fulfilled or are waived and will announce whether (i) the Offers will be declared unconditional, (ii) there is still uncertainty as to the fulfilment of any of the offer condition(s) (iii) the Offers are terminated, as a result of the offer condition(s) not having been fulfilled or being waived by the Offeror, all in accordance with article 9t paragraph 4 of the Bte.

The announcement, if any, by the Offeror that there still is uncertainty as to the fulfilment of any of the offer conditions does not mean that Shareholders and Bondholders will have the right to withdraw tenders of Shares and Bonds under the Offers or that the tendered Shares and Bonds under the Offer shall be deemed to be automatically withdrawn.

Payment of the offer price

Unless the Acceptance Period has been extended, the Shareholders and Bondholders that validly tendered their Shares or Bonds, respectively, will receive the Offer Price per Share, Offer Price per 2008 Bond, Offer Price per 2010 Bond and Offer Price per 2014 Bond, respectively, after the Offers have been declared unconditional, ultimately at the fifth trading day after the Offers have been declared unconditional.

Post-acceptance

On the day the Offers are declared unconditional the Offeror may announce a post acceptance period of up to fifteen trading days. During such post acceptance period, Shareholders and Bondholders will not be allowed to withdraw any tender of Shares or Bonds under the Offers.

Irrevocable undertakings

The holders of the Depository Receipts (as defined hereafter), directly or indirectly, hold together all of the 35,211,568 depositary receipts from the cumulative preference shares in the capital of Getronics (the “Depository Receipts”), which corresponds to approximately 22.2% of Getronics’ issued share capital, and have irrevocably committed not to exercise conversion rights and to sell and transfer their Depositary Receipts to the Offeror, subject to the Offers being declared unconditional, each for a cash price of EUR 4.58 (rounded, assuming that the Unconditional Date is the first trading day after the last day of the Acceptance Period) per Depositary Receipt which is based on the calculation method pursuant to the agreement between the holders of the Depositary Receipts and the Company (namely the number of ordinary shares in the capital of Getronics that would be issued upon conversion of the

Depositary Receipts into ordinary shares in the capital of Getronics, multiplied with the Offer Price per Share). The irrevocable undertakings are subject to a customary exception in respect of a competing higher offer and certain other customary conditions.

Agreement with Stichting Preferente Aandelen Getronics N.V.

In relation to the Offers, subject only to Offer I becoming unconditional, having regard to the fact that the Offers are supported and unanimously recommended by the management board and the supervisory board of Getronics to the Shareholders and the Bondholders, the Stichting Preferente Aandelen Getronics N.V. (“the Foundation”) has confirmed in writing that it will not exercise the call option pursuant to the Option Agreement of 6 April 2000 (the “Call Option”), subject to the condition precedent (opschortende voorwaarde) of Offer I being declared unconditional. Pursuant to the Call Option, the Foundation is entitled to exercise a right to obtain a certain number of preference shares equal to the total par value of all issued and outstanding ordinary shares plus the total par value of all issued and outstanding cumulative preference shares, minus the par value of one preference share, provided that the total number of preference shares so issued does not exceed the authorised share capital of Getronics as per 27 March 1998. If such right is exercised, the Foundation would have a maximum of approximately 35% of the voting rights of Getronics based on the number of Shares and cumulative preference shares outstanding at the date of this Offer Document. The Foundation has confirmed in writing that the Call Option will be terminated if Offer I is settled.

Shareholdings of the management board and the supervisory board of Getronics

Mr. N.M. Wagenaar, chairman of the management board of Getronics, holds 60,000 restricted Shares, of which 30,000 Shares will become unrestricted on 26 September 2007 and the remaining 30,000 Shares on 26 September 2009, provided that Mr. Wagenaar is still employed by Getronics at those dates. The restriction does not apply to termination of his employment by Getronics, except in case of termination for cause. As from the settlement date, Mr. Wagenaar will resign from his position of chairman of the management board, on the conditions as set out in the Offer Memorandum. Mr. Wagenaar has irrevocably undertaken to tender his restricted Shares under the terms, conditions and restrictions as described in the Offer Memorandum.

At the date of the Offer Memorandum no Shares or Bonds are held by other members of the management board or the supervisory board of Getronics.

Shares held by KPN

At the date of the Offer Memorandum, KPN holds 29.9% of the Shares (representing 23.1% of the total issued share capital of Getronics), which it has acquired in ordinary stock exchange trading after the initial announcement of Offers.

Delisting

Should the Offers be declared unconditional, it is intended that the listing of the Shares on Euronext Amsterdam will be terminated as soon as possible after consultation with Euronext Amsterdam and in accordance with the applicable de-listing rules. Depending on the number of Shares obtained by the Offeror under the Offer I, the Offeror intends to initiate a squeeze-out procedure as referred to in article 2:92a of the Dutch Civil Code in order to acquire all Shares held by minority shareholders (depending on the Offeror obtaining 95% of the Shares), or to take other steps to terminate the listing and/or acquire Shares that were not tendered under Offer I, including, but not limited to, effecting a legal merger and/or entering into an asset sale transaction or any other legal measure, as set out in the Offer Memorandum. The Offeror further intends to terminate the listing of the 2008 Bonds on Euronext Amsterdam and the listing of the 2010 Bonds and the 2014 Bonds on the Luxembourg Stock Exchange as soon as possible.

Further information

The information in this press release is not complete and for further information explicit reference is made to the Offer Memorandum. The Offer Memorandum contains details of the Offers and is published in the English language with a summary in the Dutch language. The Shareholders and Bondholders are advised to review the Offer Memorandum in detail and to seek independent advice where appropriate in order to reach a reasoned judgement in respect of the content of the Offer Memorandum and the Offers themselves. Copies of this Offer Memorandum and related documents are available free of charge at the headquarters of Getronics:

Getronics N.V.
Rembrandt Tower – Amstelplein 1
1096 HA Amsterdam
The Netherlands

telephone: +31 (0)20 586 1412
fax: +31 (0)20 586 1568
email: media@getronics.com
www.getronics.com;

as well as the offices of ING Corporate Finance:

ING Corporate Finance
Foppingadreef 7
1102 BD Amsterdam Z-O
Nederland
telephone +31 (0)20 563 8521
fax +31 (0)20 563 8503
email: cfprospectus@ingcf.com.

For further information about Getronics and the Offers reference is made to the website www.getronics.com. For the Offer Memorandum reference is also made to the website www.kpn.com/ir. These websites do not constitute a part of the Offer Memorandum.

Copies of Getronics’ current articles of association, proposed articles of association of Getronics and the most recent annual reports of Getronics for the financial years 2004, 2005,

2006 and the 2007 half year results are available free of charge at the offices of Getronics and ING Corporate Finance.

Further announcements with respect to the Offers

All announcements in relation to the Offers will be published in a press release and/or publication in Het Financieele Dagblad and in the Daily Official List of Euronext Amsterdam, as well as on the official website of the Luxembourg Stock Exchange (www.bourse.lu).

Indicative Timetable

12 September 2007	Commencement of Acceptance Period

2 October 2007	EGM Getronics

12 October 2007	Last date of the Acceptance Period (subject to extension)

No later than five trading days after the end of the Acceptance Period	Announcement whether (i) the Offers have been declared unconditional, (ii) there still is uncertainty as to fulfilment of any or more of the condition(s) or (iii) the Offers are terminated

No later than five trading days after the unconditional date	Settlement date

Restrictions

The Offers, the distribution of this Offer Memorandum, all related document and making of the Offers in jurisdictions other than the Netherlands may be restricted by law, included but not limited to United States of America, Canada, Australia, Japan and Italy may be subject to legal restrictions. The Offers are not being made in any jurisdiction in which the making of the Offers would not be in compliance with the law. Persons that are directly or indirectly obtaining the Offer Memorandum are required to take due note and observe all such restrictions and obtain necessary authorisations, approvals or consents. Any failure to comply with any of such restrictions may constitute a violation of the law of any of such jurisdiction. Neither Getronics nor the Offeror, nor their respective advisers accept any liability for any violation by any person of any such restriction.

Under no circumstances shall Offer III and Offer IV (the Offers for Bonds listed on Luxembourg Stock Exchange) for cash only constitute, or be construed, as a public offer of securities.

This announcement is a press release and not a prospectus and holders of securities in Getronics N.V. referenced above should not make any decisions except on the basis of the information contained in the Offer Memorandum.

This announcement will also be published in Dutch. In the event of any inconsistencies between the English and Dutch versions of this announcement, the English version will prevail.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: September 13, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel